SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

December 8, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that Credicorp Ltd. (“Credicorp”) was informed that, on December 7, 2021, the Peruvian Superintendency of the Securities Market (SMV) was notified of the resolution issued by the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima (the “Court”), pursuant to which the Court has admitted for consideration Credicorp’s contentious-administrative claim challenging the SMV’s resolution (by negative administrative silence), with reference to the appeal filed by Credicorp against the first administrative instance Resolution issued by the Deputy Superintendency (N° 012-2021-SMV/11 of March 5, 2021) (the “Resolution”).

Under the Resolution, the SMV resolved to sanction Credicorp (i) with a fine of 300 Unidades Impositivas Tributarias (UITs) (approximately US $ 270,000) for, allegedly, having infringed (categorized as “very serious”) (muy grave) subsection 1.6, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10, effective as from 2011; and (ii) with a fine of 210 Unidades Impositivas Tributarias (UITs) (approximately US $ 207,375) for, allegedly, having violated (categorized as “very serious”) (muy grave) subsection 1.5, numeral 1 of Annex 1 of the Sanctions Regulation, approved by CONASEV Resolution N° 055-2001-EF / 94.10 and modified by Resolution N° 006-2012-SMV / 01, effective as from 2016.

Because Credicorp was neither in agreement with the categorization of the facts nor with the sanctions imposed, Credicorp filed an appeal challenging the Resolution. Subsequently, after the expiration of the term to resolve in the appeal (second administrative instance), Credicorp asserted its right to negative administrative silence and to resort to the Judiciary. Notwithstanding, Credicorp will proceed to pay the fines imposed by the SMV, in compliance with Peruvian law.

Thus, since the negative administrative silence was applied and Credicorp’s contentious-administrative claim filed was admitted for consideration by the Court, in accordance with articles 191.1 and 197.4 of the Law of General Administrative Procedure approved by Supreme Decree 006-2017-JUS, the administrative procedure has now terminated and the matter is now subject to the decision of the Judiciary. Consequently, we comply with reporting this fact as a material event.

Credicorp Ltd. furnishes this Form 6-K in the light of its filing, on December 7, 2021, with the SMV of a Material Event report with respect to Credicorp’s successful application to the Peruvian judiciary (specifically, to the Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima) for a hearing with respect to an administrative sanction imposed by the SMV. Notwithstanding that Credicorp neither agrees with the SMV’s categorization of the facts nor with the sanctions imposed, Credicorp in accordance with Peruvian law is going to pay the fines imposed by the SMV (totaling the equivalent of US$477,375.00) pending the decision of the Peruvian judiciary.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2021

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative